SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 1-10890

HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

(Full title of the Plan)

HORACE MANN EDUCATORS CORPORATION

1 Horace Mann Plaza, Springfield, Illinois 62715

Registrant’s telephone number, including area code:

(217) 789 - 2500

(Name, Address and Telephone Number of Issuer)

REQUIRED INFORMATION

Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2014 and 2013, and are presented on pages 2 through 13.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2014 and 2013

with Report of Independent Registered Public Accounting Firm

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Horace Mann Service Corporation Pension Committee and the Board of Directors

Horace Mann Educators Corporation:

We have audited the accompanying statements of net assets available for benefits of the Horace Mann Supplemental Retirement and Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 26, 2015

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments:
Group Annuity Contract:
Mutual funds, at fair value	$75,952,095	$77,223,768
Fixed fund	48,998,433	50,694,903
Horace Mann Educators Corporation Common Stock, at fair value	4,118,911	3,988,425

Total investments	129,069,439	131,907,096
Notes receivable from participants	2,698,512	2,619,965
Accrued interest	200,976	200,283
Cash	83,719	169,409

Total assets	132,052,646	134,896,753

Liabilities
Accrued administrative expenses	101,381	66,855
Accrued liability	—	4,998

Total liabilities	101,381	71,853

Net assets available for benefits	$131,951,265	$134,824,900

See accompanying notes to financial statements.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Net unrealized depreciation of investments	$(6,622,083)
Net realized appreciation of investments	10,716,967
Interest	2,298,281
Dividends	117,873

6,511,038

Contributions:
Employer	2,752,748
Participants	5,783,541

Total additions	15,047,327

Deductions from net assets attributed to:
Benefits paid to participants	(17,587,072)
Administrative fees	(333,890)

Total deductions	(17,920,962)

Net decrease during year	(2,873,635)

Net assets available for benefits
Beginning of year	134,824,900

End of year	$131,951,265

See accompanying notes to financial statements.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	General Plan Information

(a)	Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC) and also the Plan Administrator. HMSC and HMEC are collectively referred to as the Company. The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan document or the employee summary plan description for additional information.

The Plan is a defined-contribution 401(k) plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions and Vesting

All employees hired after January 1, 2008, are subject to the Plan’s “auto-enrollment” provision which provides for an automatic 3% deferral of their eligible compensation. However, new hires or other participants can elect to decrease or stop their contributions at any time. The Company contributes 3% of each eligible employee’s compensation to the Plan. Participants can also voluntarily elect to defer up to 20% of their eligible earnings (subject to statutory limits). Contributions are self-directed by the participant to any or all of 17 investment options during 2014. Participants could self-direct contributions to any or all of 22 investment options during 2013. The Board of Trustees of the Wilshire Variable Insurance Trust approved a merger of the Equity Fund, Income Fund, International Fund, Small Cap Fund, and Socially Responsible Fund into the Wilshire VIT Balanced Fund in September 2014, resulting in 17 investment options for 2014. The name of the Wilshire VIT Balanced Fund was also changed to Wilshire VIT Global Allocation Fund. If a participant does not designate an investment option, their contributions default to an appropriate Lifecycle Fund based on the participant’s attained age at the time of the deferral. All employee and Company contributions and associated investment results are 100% vested. Based on the current Company contribution level and immediate vesting, the Plan is considered in “safe harbor” and is not subject to discrimination testing requirements.

In November 2014, the Company communicated that effective January 1, 2015 it would begin matching each dollar of employee contributions up to a 5% maximum – in addition to maintaining the automatic 3% “safe harbor” contribution. The new matching Company contribution vests after 5 years of service.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, eligible compensation for purposes of contributions was limited to $260,000 and $255,000 in 2014 and 2013, respectively.

The total pre-tax participant contributions were limited to $17,500 in both 2014 and 2013, respectively. The limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code. Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits, which were $5,500 in both 2014 and 2013.

4	(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(c)	Participant Accounts and Benefits

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, an allocation of Plan investment earnings and charged with an allocation of administrative expenses. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 1,960 and 2,073 participants at December 31, 2014 and 2013, respectively.

(d)	Trust Agreement

Except for participant loans, all Plan assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. The Master Trust also includes the specifically identified assets of the HMSC Money Purchase Pension Plan. All assets of the Master Trust are specifically identified as to Plan ownership. At December 31, 2014 and 2013, the assets of the Plan represent 53% and 50% of the total assets in the Master Trust. The assets of the Plan are participant-directed investments and are deposited in a Horace Mann Life Insurance Company (HMLIC) Group Annuity Contract in the fixed account and in an individual separate account, (Horace Mann Life Insurance Company 401(K) Separate Account), or HMEC Common Stock.

(e)	Transfers, Withdrawals, and Final Distributions

Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals and final distributions (as allowed under the Plan) are permitted on a weekly basis. An administration fee is deducted from the participant’s withdrawal proceeds.

Participants are eligible for a distribution of the Plan benefits upon termination of service, whether by disability, retirement, death, or leaving the Company. In the event of financial hardship, as defined in the Plan document, participants may withdraw money from their accounts while they are still employed. Participants who have attained age 59  1⁄2 may request a distribution of all or a portion of the value of the account. Withdrawals by the participant before attaining age 59  1⁄2 are subject to IRS penalties.

(f)	Notes Receivable From Participants

Participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A loan administrative fee is deducted from the participant’s loan proceeds. Loans totaling $2,698,512 and $2,619,965 from 436 and 365 active participants were outstanding at December 31, 2014 and 2013, respectively. Interest rates charged on loans ranged from 4.25% to 9.25% in both 2014 and 2013. The loans are secured by the balance in the participant’s account and are carried at amortized cost.

5	(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(g)	Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The fixed fund is carried in the Statement of Net Assets Available for Benefits at contract value which approximates the fair value of this insurance contract. Changes in the investment in the fixed fund are recorded in the Statement of Changes in Net Assets Available for Benefits on a contract value basis.

(b)	Investment Valuation and Income Recognition

The Plan’s investment balances are carried on the Statements of Net Assets Available for Benefits as follows: Quoted market prices are used to value investments in common stock; shares of mutual funds held by the separate account are valued at the accumulated unit value based on the net asset value of the funds, which in turn value their investment securities at fair value, and investments in the fixed fund are carried at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recognized when dividends are declared and paid.

(c)	Net Appreciation (Depreciation) of Investments

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the carrying amount of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Plan Expenses

The Plan pays administrative expenses, consisting primarily of recordkeeping, trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

Individual service fees associated with optional features or services offered under the Plan are charged separately to participant’s accounts.

6	(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect (1) the reported amounts of net assets available for benefits at the date of the financial statements and (2) the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(g)	Risks and Uncertainties

The Plan provides for investments in mutual funds, fixed interest rate fund, and Horace Mann Educators Corporation common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

(h)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$131,951,265	$134,824,900
Amounts allocated to deemed distributed loans	(176,807)	(162,168)

Net assets available for benefits per the Form 5500	$131,774,458	$134,662,732

7	(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 to Form 5500:

Benefits paid to participants per the financial statements	$17,587,072
Add: amounts allocated to deemed distributed loans at December 31, 2014	176,807
Less: amounts allocated to deemed distributed loans at December 31, 2013	(162,168)

Benefits paid to participants per the Form 5500	$17,601,711

(i)	Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. There were no material subsequent events.

(3)	Investments

(a)	HMLIC Group Annuity Contract (Fixed Account and Separate Account)

Fixed Account

Within the HMLIC Group Annuity Contract, participants may invest in a fixed interest rate fund. Plan assets invested in this fixed interest rate fund are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants.

The actual credited interest rate on the group annuity contract was 4.50% for the years ended December 31, 2014 and 2013. The minimum guaranteed annual interest rate per the group annuity contract is 4.50%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice.

HMLIC 401(K) Separate Account

The investments of the underlying mutual funds held by HMLIC 401(K) separate account are primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. Investments in the funds are reported at fair value based on the reported net asset values of the funds, which in turn value their investment securities at fair value.

8	(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(b)	HMEC Common Stock

The Plan’s HMEC Common Stock at December 31, 2014 and 2013 consisted of 124,138 shares and 126,456 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price at December 31, 2014 and 2013 of $33.18 and $31.54 per share, respectively.

(c)	Appreciation/(Depreciation) of Investments

The Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2014 as follows:

2014
Mutual funds	$3,896,612
Common Stock	198,272

$4,094,884

(d)	Assets held by Plan

The following table presents investments held at December 31, 2014 and 2013:

Description of Investment	2014	2013
HMLIC 401(k) Separate Account:
Wilshire VIT Global Allocation Fund*	$19,689,617	$5,216,920
Wilshire VIT 2035 ETF Fund*	8,906,307	7,482,904
Wilshire 5000 Index Portfolio Institutional	6,533,150	5,374,148
Fidelity VIP Mid Cap Portfolio	6,002,042	6,248,033
Wilshire VIT 2025 ETF Fund	5,173,153	3,925,366
Fidelity VIP Growth Portfolio	4,585,897	3,797,951
T. Rowe Price Small Cap Value Fund	4,121,291	4,782,564
T. Rowe Price Small Cap Stock Fund	4,082,299	4,119,258
Fidelity VIP Overseas Portfolio	3,082,965	3,424,725
Wilshire VIT 2015 ETF Fund	3,055,564	3,215,135
Wilshire Large Company Growth Portfolio Institutional	3,031,952	3,252,542
Wells Fargo Opportunity Fund	2,138,632	2,235,788
J.P. Morgan Insurance Trust US Equity Portfolio	1,906,862	1,639,398
Putnam VT Multi-Cap Growth Fund	1,833,895	1,261,275
Davis Value Portfolio	1,808,469	2,055,747
Wilshire VIT Equity Fund*	—	7,619,018
Wilshire VIT Small Cap Fund	—	4,156,297

9	(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Description of Investment	2014	2013
Wilshire VIT Income Fund	—	2,996,510
Wilshire VIT International Equity Fund	—	2,340,758
Wilshire VIT Socially Responsible Fund	—	2,079,431

Total funds	$75,952,095	$77,223,768

HMLIC Fixed Account*	48,998,433	50,694,903
Horace Mann Educators Corporation Common Stock	4,118,911	3,988,425

	$129,069,439	$131,907,096

*	Represents 5% or more of the Plan’s net assets held at year-end.

(4)	Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include fixed maturity and equity securities (both common stocks and preferred stocks) that are traded in an active exchange market, as well as U.S. Treasury securities.

Level 2	Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include fixed maturity securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government and agency mortgage-backed securities, non-agency structured securities, corporate fixed maturity securities, and preferred stocks.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity investments.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. As a result, a Level 3 fair value measurement may include inputs that are

10	(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

observable (Level 1 or Level 2) and unobservable (Level 3). Transfers into or out of Level 3 are reported as having occurred at the end of the reporting period in which the transfers were determined. There were no transfers into or out of level 3 in either 2014 or 2013, respectively. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013.

	Investments at Fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$4,118,911	$—	$—	$4,118,911

Mutual funds
Index funds	6,533,150	—	—	6,533,150
Balanced funds	36,824,641	—	—	36,824,641
Equity funds	29,511,339	—	—	29,511,339
International funds	3,082,965	—	—	3,082,965

Total mutual funds	75,952,095	—	—	75,952,095

HMLIC Fixed Account	—	48,998,433	—	48,998,433

Total investments, at fair value	$80,071,006	$48,998,433	$—	$129,069,439

11	(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

	Investments at Fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$3,988,425	$—	$—	$3,988,425

Mutual funds
Index funds	5,374,148	—	—	5,374,148
Balanced funds	19,840,325	—	—	19,840,325
Equity funds	43,247,302	—	—	43,247,302
Fixed Income	2,996,510	—	—	2,996,510
International funds	5,765,483	—	—	5,765,483

Total mutual funds	77,223,768	—	—	77,223,768

HMLIC Fixed Account	—	50,694,903	—	50,694,903

Total investments, at fair value	$81,212,193	$50,694,903	$—	$131,907,096

(5)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 8, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Related Party Transactions

Investment options available to Plan participants include investments in the common stock of the Plan sponsor’s parent, HMEC, and investments in annuity contracts guaranteed by HMLIC, a subsidiary of HMEC.

The Parent provides staffing, building space, and supplies at no cost to the Plan.

12	(Continued)

Supplemental Schedule

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

EIN: 37-0972590

Plan: 004

Number of Shares or Units	Description of Asset	Current Value
	HMLIC 401(k) Separate Account:*
605,339	Wilshire VIT Global Allocation Fund	$19,689,617
649,503	Wilshire VIT 2035 ETF Fund	8,906,307
296,472	Wilshire 5000 Index Portfolio Institutional	6,533,150
80,763	Fidelity VIP Mid Cap Portfolio	6,002,042
361,967	Wilshire VIT 2025 ETF Fund	5,173,153
65,359	Fidelity VIP Growth Portfolio	4,585,897
43,912	T. Rowe Price Small Cap Value Fund	4,121,291
43,128	T. Rowe Price Small Cap Stock Fund	4,082,299
97,741	Fidelity VIP Overseas Portfolio	3,082,965
206,174	Wilshire VIT 2015 ETF Fund	3,055,564
45,937	Wilshire Large Company Growth Portfolio Institutional	3,031,952
30,454	Wells Fargo Opportunity Fund	2,138,632
67,311	J.P. Morgan Insurance Trust US Equity Portfolio	1,906,862
52,515	Putnam VT Multi-Cap Growth Fund	1,833,895
82,775	Davis Value Portfolio	1,808,469

	Total funds	75,952,095

N/A	HMLIC Fixed Account*	48,998,433

124,138	Horace Mann Educators Corporation Common Stock*	4,118,911

	Participants Loans ( loans, interest rates ranging from 4.25% to 9.25%, maturing January 31, 2015 to November 2, 2029)	2,698,512

		$131,767,951

*	Represents a party-in-interest.

All investments are participant-directed; therefore, historical cost information is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 26 June 2015	HORACE MANN SUPPLEMENTAL RETIREMENT
AND SAVINGS PLAN

/s/ Bret A. Conklin
Bret A. Conklin
Senior Vice President and Controller